UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Datawatch Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

237917208

(CUSIP Number)

Jack Ripsteen

Potrero Capital Research, LLC

Two Embarcadero, Suite 420

San Francisco, CA 94111

(415) 576-1104

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 28, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 237917208	13D	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Potrero Capital Research Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 257,162
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 257,162

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 257,162
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 237917208	13D	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Potrero Capital Research Partners II, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 392,829
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 392,829

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 392,829
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 237917208	13D	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Potrero Capital Research, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 649,991
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 649,991

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 649,991
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14.	TYPE OF REPORTING PERSON (see instructions) IA, OO

CUSIP No. 237917208	13D	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jack Ripsteen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 649,991
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 649,991

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 649,991
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. 237917208	13D	Page 6 of 9 Pages

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.  Security and Issuer.

The title of the class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.01 per share (the “Shares”) of Datawatch Corporation, a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 4 Crosby Drive, Bedford, Massachusetts 01730.

Item 2.  Identity and Background.

(a), (f) This Schedule 13D is being filed by Potrero Capital Research Partners, LP, a California limited partnership (“PCAP”), Potrero Capital Research Partners II, LP, a Delaware limited partnership (“PCAP II”), Potrero Capital Research, LLC, a Delaware limited liability company (“Potrero”) and Jack Ripsteen, a United States citizen. PCAP, PCAP II, Potrero and Mr. Ripsteen are each a “Reporting Person” and are collectively referred to herein as the “Reporting Persons”. PCAP and PCAP II (the “Funds”) are private investment funds; Potrero is the general partner and investment adviser to the Funds; Mr. Ripsteen is the Managing Member of Potrero. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The principal business address for each of the Reporting Persons is Two Embarcadero, Suite 420, San Francisco, California 94111.

(c) The principal business of each of PCAP and PCAP II is investing in securities. The principal business of Potrero is serving as the investment adviser and general partner of PCAP and PCAP II. The principal occupation of Mr. Ripsteen is serving as the Managing Member and sole owner of Potrero.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The Shares purchased by each of PCAP and PCAP II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 257,162 Shares directly owned by PCAP is approximately $2,354,901, including brokerage commissions. The aggregate purchase price of the 392,829 Shares directly owned by PCAP II is approximately $3,679,837, including brokerage commissions.

CUSIP No. 237917208	13D	Page 7 of 9 Pages

Item 4.  Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have engaged, and intend to continue to engage, in discussions with the Issuer’s management and board of directors (the “Board”) regarding the composition of the Board and means to enhance stockholder value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.  Interest in Securities of the Issuer.

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 11,667,120 Shares outstanding as of January 27, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on January 29, 2016.

As of the close of business on the date hereof, PCAP beneficially owned 257,162 Shares, constituting approximately 2.2% of the Shares outstanding.

As of the close of business on the date hereof, PCAP II beneficially owned 392,829 Shares, constituting approximately 3.4% of the Shares outstanding.

Potrero, as the investment adviser and general partner of PCAP and PCAP II, may be deemed to beneficially own the 649,991 Shares owned in the aggregate by PCAP and PCAP II, constituting approximately 5.6% of the Shares outstanding. Mr. Ripsteen, as the Managing Member of Potrero, may be deemed to beneficially own the 649,991 Shares owned in the aggregate by PCAP and PCAP II, constituting approximately 5.6% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(b) Each of PCAP, Potrero and Mr. Ripsteen have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by PCAP.

Each of PCAP II, Potrero and Mr. Ripsteen have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by PCAP II.

(c) No Reporting Person has, during the past sixty days, engaged in any transactions in the securities of the Issuer.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

CUSIP No. 237917208	13D	Page 8 of 9 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On February 3, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

99.1    Joint Filing Agreement, dated February 3, 2016.

CUSIP No. 237917208	13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2016

POTRERO CAPITAL RESEARCH PARTNERS, LP
By: Potrero Capital Research, LLC, its General Partner

/s/ Jack Ripsteen Jack Ripsteen
Managing Member

Potrero Capital Research Partners II, LP
By: Potrero Capital Research, LLC, its General Partner
/s/ Jack Ripsteen Jack Ripsteen
Managing Member
Potrero Capital Research, LLC

/s/ Jack Ripsteen Jack Ripsteen
Managing Member

JACK RIPSTEEN
/s/ Jack Ripsteen